An Artificially Intelligent Equity Index
with IBM Watson™

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson’s Artificial Intelligence (“AI”) capabilities to turn data into investment insight.

HSBC and San Francisco based asset manager Equbot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions.

AiPEX5 Index Returns:
Simulated

Index returns as of 6/30/2020

YTD	-1.63%
1Y	0.04%
3Y	8.09%
5Y	18.90%
10Y	58.94%
10Y Annualized Volatility	4.86%
Bloomberg Ticker	AiPEX5

Source: Bloomberg, Solactive, EquBot, HSBC from 6/1/2010 to 6/30/2020

Comparative Performance:

Simulated

Source: Bloomberg, Solactive, EquBot, HSBC from 6/1/2010 to 6/30/2020. The graph and table above sets forth the hypothetical back-tested performance of the Index from March 31, 2010 through March 31, 2020. See the risk factors and “Use of Simulated Returns” herein.

Key Features

Information Advantage

The AI Powered US Equity Indexes, including AiPEX5, are the first and only indexes to use IBM Watson’s unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.

Equity Selection

Applying what it has learned, AiPEX5 objectively evaluates and scores each of the 1,000 largest U.S. publicly traded companies in order to find those whose stock prices are poised for growth and rebalances its portfolio monthly.

Risk Control

In an attempt to provide steady returns at a reduced risk for the investor, AiPEX5 targets a daily volatility of 5%.

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration No. 333-223208 July 2, 2020

AiPEX5 3-Step Investment Process

Scores for the 1,000 largest U.S. companies are calculated based on:

• Financial Health Score: evaluates a company’s fundamentals and key figures.

• Management Score: assesses a company’s management strength and thought leadership.

• News & Information Score: measures a company’s market sentiment, economic, and geopolitical risks.

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.	Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores (subject to diversification and market liquidity limits).

Risks Relating to the Index

Risk Factors:

•	The strategy tracked by and views implicit in AiPEX5 and the AI Powered US Equity Base Index (the “Base Index”) are not guaranteed to succeed.
•	AiPEX5 and the Base Index were recently launched and have limited operating history.
•	AiPEX5 may not approximate the Target Volatility.
•	The volatility-targeting feature may cause AiPEX5 to perform poorly during certain market conditions.
•	AiPEX5 varies its exposure to the Base Index.
•	The performance of AiPEX5 will be reduced by the performance of the reference rate and the embedded adjustment factor.
•	The Base Index selects and weights its underlying constituents based on AI models; the strategies and views implicit in such models and in the Base Index are not guaranteed to succeed.
•	The method by which the Base Index reweights the underlying constituents and the reallocation period may negatively affect the level of the Base Index.
•	The Base Index is exposed to equity risk, including from mid-capitalization companies.
•	Changes in U.S. Treasury rates and the perceived creditworthiness of the United States may affect the level of the Base Index.
•	AiPEX5 and the Base Index are purely notional.

Please see the risk factors section of the relevant offering document for any HSBC-issued investment linked to the AI Powered US Equity Index 5 (the “Index”) for a full description of the risks relating to the Index.

Important Disclaimer Information

This document is for informational purposes only and intended to provide a general overview of the Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Before investing in a specific structured investment, investors should carefully review the relevant disclosure documents which explain in detail the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the Index is not equivalent to a direct investment in any part of the Index. This document contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data’s accuracy or completeness and we are not obligated to update any market data presented in this document. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this document or in options, futures or other derivatives based thereon.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

Solactive AG

Solactive AG is the administrator and calculation agent of the Index. The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive AG in any way and Solactive AG makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive AG does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive AG reserves the right to change the methods of calculation or publication and Solactive AG shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive AG shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

Use of Simulated Returns

The Index was launched on May 4, 2020 and therefore has limited historical performance. The Base Index has also recently launched and has similarly limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index and the Base Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index and the Base Index provided in this document refers to simulated performance data created by applying the Index and the Base Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to May 4, 2020 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index’s future performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© 2020 HSBC USA Inc. All rights reserved.

All Sources: Solactive, EquBot, HSBC, Bloomberg, from 6/1/2010 to 6/30/2020